                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                         DREYER'S GRAND ICE CREAM, INC.
                                (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    26187810
                                 (CUSIP Number)

       James H. Ball, Esq.                        with a copy to:
       Senior Vice President, Secretary           Mary Ellen Kanoff, Esq.
         and General Counsel                      Latham & Watkins
       Nestle Holdings, Inc.                      633 West Fifth Street
       c/o Nestle USA, Inc.                       Suite 4000
       800 North Brand Boulevard                  Los Angeles, California  90071
       Glendale, California  91203                (213) 485-1234
       (818) 549-7050

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 14, 1994
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 26187810                                          Page 2 of 10 Pages



     1     NAME OF PERSON
             NESTLE HOLDINGS, INC.

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*              (a) [ ]

                                                                        (b) [ ]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
             AF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

                                7     SOLE VOTING POWER
                                        5,000,000
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 O
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        5,000,000

                               10     SHARED DISPOSITIVE POWER
                                        O

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,000,000

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
           CERTAIN SHARES*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             27.4%

    14     TYPE OF PERSON REPORTING*
             CO

                                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP No. 26187810                                          Page 3 of 10 Pages



     1     NAME OF PERSON
             NESTLE S.A.

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*              (a) [ ]

                                                                        (b) [ ]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
             AF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
            SWITZERLAND

                                7     SOLE VOTING POWER
                                        5,000,000
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 0
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        5,000,000

                               10     SHARED DISPOSITIVE POWER
                                        0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,000,000

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
           CERTAIN SHARES*


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             27.4%

    14     TYPE OF PERSON REPORTING*
             CO

                                     * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

                 This statement relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5929 College Avenue, Oakland, California 94618.

                 This first amendment to the Schedule 13D jointly filed by the Reporting Persons (as defined in Item 2, below) on May 16, 1994 amends and restates in its entirety such Schedule 13D and reflects the interests of the Reporting Persons with respect to the Shares as of Closing (as defined in Item 4, below).

ITEM 2.  IDENTITY AND BACKGROUND.

                 This statement is being filed jointly by Nestle Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle" and, together with Holdings, the "Reporting Persons"). Holdings is a wholly-owned subsidiary of Nestle.

                 Holdings is principally engaged in the business of holding United States operating subsidiaries which produce and distribute food and beverage products. The address of its principal business and principal office is Five High Ridge Park, Stamford, Connecticut 06905. Nestle is a holding company which holds interests in worldwide operating companies which: manufacture and sell food and beverage products throughout the world; engage in research and development activities; manufacture and sell cosmetic products; and develop, manufacture and sell pharmaceutical products. The address of its principal business and principal office is Avenue Nestle 55, CH-1800 Vevey, Switzerland.

                 For information with respect to the identity and background of
(i) each executive officer and director of Holdings and (ii) each executive officer and director of Nestle, see Schedule I attached hereto.

                 During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in
Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Holdings borrowed the $106,000,000 used for its purchase (as described in Item 5, below) of the Shares and warrants to purchase Shares (the Series A Warrants exercisable for 1,000,000 Shares and the Series B Warrants exercisable for an additional 1,000,000 Shares, collectively referred to herein as the "Warrants") from an indirect wholly owned subsidiary of Holdings. If and when Holdings chooses to exercise the Warrants, it is presently expected that the $64,000,000 required to be paid by Holdings for the Shares issuable upon the exercise of such Warrants (the "Warrant Shares") will be obtained from the working capital of Holdings or borrowed from one of Holdings' wholly owned subsidiaries. Should the circumstances set forth in the Purchase Agreement (as defined in Item 4, below) occur which would require Holdings to pay up to an additional $10,000,000 with respect to the Shares and Warrant Shares purchased by it, it is presently expected that such funds will be obtained from the working capital of Holdings or borrowed from one of Holdings' wholly owned subsidiaries.





                               Page 4 of 10 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

                 Holdings acquired the 3,000,000 Shares and the Warrants (and may be acquiring up to 2,000,000 Warrant Shares and additional Shares if Holdings' rights of first refusal under the Right of First Refusal Agreements (as defined in Item 6, below) and preemptive rights (as described in Item 6, below) are exercised) for investment purposes. A significant aspect of Holdings' investment analysis with respect to its acquisition of such securities related to the concurrent distribution relationship established between an affiliate of Holdings and the Issuer pursuant to the Distributor Agreement entered into by such affiliate, Nestle Ice Cream Company ("NICC"), and the Issuer, on June 14, 1994 (the "Distributor Agreement"). Pursuant to the Distributor Agreement, the Issuer will distribute NICC's ice-cream novelty products in key domestic markets. The execution of such agreement by NICC and the Issuer satisfied a condition to closing under the Purchase Agreement, which closing occurred on June 14, 1994 after the satisfaction of certain customary closing conditions ("Closing").

                Holdings entered into a Stock and Warrant Purchase Agreement dated as of May 6, 1994 with the Issuer (the "Purchase Agreement"), pursuant to which Holdings is subject to a number of so-called "standstill" restrictions, including limitations on the number of the Shares which Holdings can beneficially own, such ownership limitations ranging from 25% to less than 35% of the Shares on a Fully Diluted (as defined in the Purchase Agreement) basis depending upon the circumstances and certain conditions described in the Purchase Agreement and Right of First Refusal Agreements (the "Standstill Restrictions"). Holdings is also subject to various restrictions on its ability to sell the Shares (the "Transfer Restrictions").

                 Holdings presently intends generally to maintain the percentage beneficial ownership of the Shares permitted under the Standstill Restrictions. However, subject to the Standstill Restrictions and Transfer Restrictions and depending on general market and economic conditions affecting the Issuer and Holdings' view of the prospects for the Issuer and other relevant factors, Holdings may purchase additional Shares or dispose of some or all of its Shares from time to time in open market transactions, private transactions or otherwise. See Item 6, below, for additional information with respect to the Standstill Restrictions. Also See Item 6, below, for discussion of Holdings'
(i) preemptive rights and (ii) rights of first refusal with respect to certain Shares.

                 In connection with Holdings' internal processes and deliberations relative to the Purchase Agreement and its initial discussions with the Issuer, Holdings considered the desirability of acquiring control of the Issuer at some point in the future, although Holdings has no intention to seek control of the Issuer at the present time or in the near future. Holdings has made no decision concerning acquiring control of the Issuer beyond such point in the future and any such decision will depend upon circumstances existing at the time.

                 The Purchase Agreement provides that so long as Holdings beneficially owns 10% or more of the Shares on a Fully Diluted basis, Holdings will be entitled to nominate to the Issuer's Board of Directors that number of nominees which bears the same proportion to the total number of the Issuer's directors as the number of Shares owned by Holdings bears to the total number of Shares of the Issuer then outstanding. Holdings is entitled to a minimum representation on the Issuer's Board of Directors of two directors. Holdings has not yet determined the identity of its two nominees to the Issuer's Board of Directors.

                 Prior to Closing, each of Holdings and the Issuer filed a Notification and Report Form for Certain Mergers and Acquisitions with the Federal Trade Commission and the Department of Justice pursuant to Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Shares acquired by Holdings under the Purchase Agreement and the Shares that may be acquired by Holdings under the Warrant Agreement (as





                               Page 5 of 10 Pages
defined in Item 6, below) and Right of First Refusal Agreements. Early termination of the applicable waiting period with respect to such filing was granted on June 6, 1994. Such grant of early termination satisfied a condition to Closing.

                 Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in
Schedule I, has any present plans or proposals with respect to any material change in the Issuer's business or corporate structure or any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Upon entering into the Purchase Agreement on May 6, 1994, Holdings had the right to acquire beneficial ownership of 5,000,000 Shares (which included the 2,000,000 Warrant Shares issuable if and when the Warrants are exercised) upon Closing. Currently, Holdings may be deemed to beneficially own 5,000,000 Shares, 3,000,000 of which were acquired by Holdings upon Closing and 2,000,000 of which are issuable if and when the Warrants are exercised. Such 5,000,000 Shares constitute approximately 27.4% of the total number of Shares outstanding as of June 10, 1994, after giving effect to the 3,000,000 Shares issued to Holdings under the Purchase Agreement and assuming that the 2,000,000 Warrant Shares have been issued (based upon an aggregate of 13,281,361 Shares outstanding as of June 10, 1994, as set forth in a legal opinion delivered to Holdings by counsel to the Issuer upon Closing). Nestle may be deemed to beneficially own the 5,000,000 Shares held or beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle. Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, beneficially owns any Shares.

                 Holdings has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by it. Nestle may be deemed to have the sole power to vote or direct the vote, and to dispose or direct the disposition of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle. Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, has the power to vote or to direct the vote, or to dispose or to direct the disposition of, the Shares beneficially owned by Holdings.

                 Pursuant to the terms of the Purchase Agreement, Holdings purchased at Closing, at an aggregate price of $96,000,000 ($32.00 per Share), 3,000,000 newly issued Shares and, at an aggregate price of $10,000,000 ($4.00 per Series A Warrant and $6.00 per Series B Warrant), Warrants exercisable for 2,000,000 Warrant Shares to be newly issued upon such exercise. If within five years from Closing the average of the quoted prices of the outstanding Shares for 130 consecutive trading days equals or exceeds $60.00 (subject to equitable adjustment) per Share, then Holdings has agreed to pay an additional $2.00 (subject to equitable adjustment) for each of the 3,000,000 Shares (and to the extent purchased, the 2,000,000 Warrant Shares) purchased by it under the Purchase Agreement and Warrant Agreement.





                               Page 6 of 10 Pages

                 Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in
Schedule I, has engaged in any transaction during the past 60 days in any securities of the Issuer.

                 Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by it. Nestle may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle. Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Holdings.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 As described in Item 5, the Purchase Agreement sets forth Holdings' agreement to purchase 3,000,000 Shares and the Warrants.

                 The Purchase Agreement also contains the Standstill Restrictions referred to in Item 4. Pursuant to such restrictions, Holdings has agreed, among other things and except in certain circumstances, (i) not to purchase any Shares if the effect of such purchase would be to increase its beneficial ownership of Shares to more than 25% of the outstanding Shares on a Fully Diluted basis, (ii) not to engage in the solicitation of proxies and
(iii) not to make any acquisition proposals.

                 The Standstill Restrictions terminate on the earlier of the tenth anniversary of Closing or one year after Holdings beneficially owns less than 1% of the Issuer's outstanding Shares on a Fully Diluted basis. Such restrictions are also subject to earlier termination if, among other things, the Issuer pursues an extraordinary transaction or a third party acquires, in certain circumstances, beneficial ownership of 20% or more of the then outstanding Shares. After termination of the Standstill Restrictions, Holdings has agreed not to acquire beneficial ownership of 35% or more of the outstanding Shares on a Fully Diluted basis except pursuant to an offer for all of the outstanding Shares at the same price per share.

                 The Purchase Agreement also contains the Transfer Restrictions referred to in Item 4. Pursuant to such restrictions, Holdings has agreed not to transfer any Shares for three years without the Issuer's consent, except in certain circumstances. Such transfer restrictions are subject to earlier termination: (i) upon the death, resignation or removal of T. Gary Rogers, Chairman and Chief Executive Officer of the Issuer, and William F. Cronk, III, President of the Issuer, (ii) upon the sale of 50% or more of the Shares beneficially owned as of May 6, 1994 by either (A) T. Gary Rogers and William
F. Cronk, III or (B) T. Gary Rogers (in both cases, excluding the Shares owned by the Rogers and the Cronks (both as defined below) which are purchased by Holdings pursuant to the Right of First Refusal Agreements), (iii) if the Issuer commits certain breaches leading to termination of the Distributor Agreement or (iv) under certain other circumstances.

                 Under the Purchase Agreement, Holdings has been granted certain preemptive rights pursuant to which, in the event of a sale by the Issuer of Shares or certain other securities for cash, Holdings may purchase from the Issuer the amount of such Shares or securities required in order for Holdings to maintain the same percentage of beneficial ownership of the Issuer before and after such sale. Holdings has also been granted the right to nominate directors to the Issuer's Board of Directors. See Item 4, above, for discussion of such right.





                               Page 7 of 10 Pages

                 Pursuant to the Purchase Agreement, Holdings entered into a warrant agreement with the Issuer on June 14, 1994 (the "Warrant Agreement"). The execution of such agreement by Holdings and the Issuer satisfied a condition to Closing. Pursuant to the Warrant Agreement, the Warrants purchased by Holdings are exercisable at a price of $32.00 per Warrant Share, subject to certain anti-dilution adjustments. Further, subject to certain conditions and anti-dilution adjustments, the Issuer has the right to cause Holdings to exercise the Warrants (i) at $24.00 per Share at any time prior to 5:00 p.m., Los Angeles time on June 14, 1997 and (ii) at $32.00 per Share at any time prior to the expiration of the relevant Warrants if the average of the quoted prices of the outstanding Shares for 130 consecutive trading days equals or exceeds $60 (subject to equitable adjustment) per Share. Pursuant to the Purchase Agreement, if within five years from Closing the average of the quoted prices of the outstanding Shares for 130 consecutive trading days equals or exceeds $60.00 (subject to equitable adjustment) per Share, then Holdings has agreed to pay an additional $2.00 (subject to equitable adjustment) for each of the 3,000,000 Shares (and to the extent purchased, the 2,000,000 Warrant Shares) purchased by it under the Purchase Agreement and Warrant Agreement. The Series A Warrants exercisable for one million Warrant Shares expire at 5:00 p.m., Los Angeles time on June 14, 1997 and the Series B Warrants exercisable for an additional one million Warrant Shares expire at 5:00 p.m., Los Angeles time on June 14, 1999.

                 In satisfaction of another condition to Closing, Holdings, on June 14, 1994, entered into right of first refusal agreements with each of
T. Gary Rogers and his affiliates (the "Rogers") and William F. Cronk, III and his affiliates (the "Cronks") (the "Right of First Refusal Agreements"). Under such agreements, Holdings has rights of first refusal with respect to any Shares beneficially owned by the Rogers and the Cronks as of Closing and thereafter. As of Closing, the Rogers and the Cronks beneficially owned 1,763,730 and 1,073,901 Shares, respectively, that will be subject to such rights of first refusal. Pursuant to the Purchase Agreement, Holdings' exercise of its rights of first refusal is an exception to the 25% beneficial ownership standstill limitation, but is subject to Holdings not beneficially owning 35% or more of the Issuer's shares on a Fully Diluted basis after giving effect to the purchase of Shares pursuant to the exercise of such rights. Holdings, however, has the unrestricted right to sell Shares in order to permit the full exercise of its rights of first refusal.

                 In satisfaction of another condition to Closing, Holdings, on June 14, 1994, entered into a registration rights agreement with the Issuer (the "Registration Rights Agreement"). Pursuant to such agreement, Holdings has certain registration rights with respect to the Shares purchased by it under the terms of the Purchase Agreement and the Shares that may be purchased by it under the terms of the Warrant Agreement and Right of First Refusal Agreements. In satisfaction of another condition to Closing, the Issuer, on May 6, 1994, entered into an agreement amending its registration rights agreement with certain affiliates of General Electric Company relating to certain registration rights granted to those affiliates with respect to the Shares (the "GE Amendment"). This amendment provides for consistent treatment of Holdings, on the one hand, and the affiliates of General Electric Company, on the other hand, with respect to "demand" and "piggyback" registrations of certain Shares beneficially owned by each of them.

                 In satisfaction of another condition to Closing, Holdings, on June 14, 1994, entered into agreements with each of the Rogers and Bank of America National Trust and Savings Association ("BOA") and the Cronks and BOA (the "Bank Consents"). Pursuant to such agreements, BOA conditionally consented to the grant by each of the Rogers and the Cronks of the rights of first refusal pursuant to the Right of First Refusal Agreements and the exercise of Holdings' rights thereunder. The Bank Consents were necessary because the Shares beneficially owned by each of the Rogers and the Cronks had been previously pledged to BOA to secure certain indebtedness.





                               Page 8 of 10 Pages

                 In satisfaction of another condition to Closing, the Issuer, on April 18, 1994, entered into an agreement amending its distribution agreement with Ben & Jerry's Homemade, Inc. ("Ben & Jerry's") (the "Ben & Jerry's Consent"). It was necessary to enter into this agreement so that the Issuer will not be required to pay a termination or other fee to Ben & Jerry's as a result of Holdings' acquisition of the beneficial ownership of Shares pursuant to the Purchase Agreement or as contemplated by the Warrant Agreement and Right of First Refusal Agreements.

                 In satisfaction of another condition to Closing, the Issuer, on June 14, 1994, entered into an agreement (the "Rights Agreement Amendment") amending its rights agreement (the "Rights Agreement") with First Interstate Bank of California. Pursuant to such Rights Agreement Amendment, Holdings, subject to certain conditions, became an exempted person under the Rights Agreement thereby allowing Holdings and its affiliates and associates to acquire any of the Shares without causing the rights issued pursuant to the Rights Agreement to become exercisable.

                 The above descriptions of the Purchase Agreement, Warrant Agreement, Right of First Refusal Agreements, Registration Rights Agreement, GE Amendment, Bank Consents, Ben & Jerry's Consent and Rights Agreement Amendment set forth in this Item 6 and in Items 4 and 5 are summaries, and the complete text of each such agreement is set forth in Exhibit 10.1 which is incorporated herein by reference.

                 Except as set forth herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                 10.1     Stock and Warrant Purchase Agreement dated as of May 6, 1994 by and between Nestle Holdings, Inc. and
                          Dreyer's Grand Ice Cream, Inc. (Exhibit 2.1(1)).

                 24       Power of Attorney.

                 99       Joint Filing Agreement dated as of June 16, 1994 by and between Nestle Holdings, Inc. and Nestle S.A.
                          relating to the filing of a joint statement on Schedule 13D.


____________________________

(1) Incorporated by reference to the designated exhibit to the Issuer's Current Report on Form 8-K filed under Commission File No. 0-14190 on May 6, 1994.





                               Page 9 of 10 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                        NESTLE HOLDINGS, INC.



                                        By:  /s/  James H. Ball
                                        --------------------------------------
                                        Name:      James H. Ball
                                        Title:     Senior Vice President,
                                                   Secretary and General
                                                   Counsel



                                        NESTLE S.A.



                                        By:  /s/  James H. Ball
                                        --------------------------------------
                                        James H. Ball, attorney-in-fact for
                                        Name:   H.P. Frick
                                        Title:  Senior Vice President and
                                                General Counsel of Nestle S.A.




Dated:  June 16, 1994





                              Page 10 of 10 Pages

                                   SCHEDULE I

                             NESTLE HOLDINGS, INC.
                        EXECUTIVE OFFICERS AND DIRECTORS

 Name                          Present Business Address           Present Principal Occupation             Citizenship
 ----                          ------------------------           ----------------------------             -----------
 Executive Officers
 ------------------

 Joseph M. Weller              Nestle Holdings, Inc.              President and Chief Executive Officer    United States
                               c/o Nestle USA, Inc.
                               800 North Brand Boulevard
                               Glendale, CA  91203

 James H. Ball                 Nestle Holdings, Inc.              Senior Vice President, Secretary and     United States
                               c/o Nestle USA, Inc.               General Counsel
                               800 North Brand Boulevard
                               Glendale, CA 91203

 Mario A. Corti                Nestle Holdings, Inc.              Senior Vice President                    Switzerland
                               c/o Nestle USA, Inc.               (Finance)
                               800 North Brand Boulevard
                               Glendale, CA 91203

 Alexander Spitzer             Nestle Holdings, Inc.              Senior Vice President                    United States
                               Five High Ridge Park               (Tax)
                               Stamford, CT 06905

 Kenneth L. Jalen              Nestle Holdings, Inc.              Vice President and Treasurer             United States
                               c/o Nestle USA, Inc.
                               30003 Bainbridge Road
                               Solon, OH 44139

 Simon Jones                   Nestle Holdings, Inc.              Vice President                           United Kingdom
                               Five High Ridge Park
                               Stamford, CT 06905

 Mark E. Siegal                Nestle Holdings, Inc.              Vice President                           United States
                               Five High Ridge Park
                               Stamford, CT 06905



 Directors
 ---------


 Timm F. Crull                 Nestle Holdings, Inc.              Chairman of Nestle Holdings, Inc.        United States
                               c/o Nestle USA, Inc.
                               800 North Brand Boulevard
                               Glendale, CA 91203

 Reto F. Domeniconi            Nestle S.A.                        Executive Vice President,                Switzerland
                               Avenue Nestle 55                   Finance, Control and Administration
                               CH-1800 Vevey                      of Nestle S.A.
                               Switzerland

 Robert D. Carpenter           Nestle S.A.                        Senior Vice President of Nestle S.A.     United States
                               Avenue Nestle 55
                               CH-1800 Vevey
                               Switzerland

                                  NESTLE S.A.
                        EXECUTIVE OFFICERS AND DIRECTORS

 Name                          Present Business Address              Present Principal Occupation         Citizenship
 ----                          ------------------------              ----------------------------         -----------
 Executive Officers
 ------------------

 Helmut Maucher                Nestle S.A.                           Chairman and Chief Executive         Germany
                               En Bergere                            Officer
                               CH-1800 Vevey
                               Switzerland

 Reto F. Domeniconi            Nestle S.A.                           Executive Vice President             Switzerland
                               Avenue Nestle 55                      Finance, Control and
                               CH-1800 Vevey                         Administration
                               Switzerland

 Peter Brabeck                 Nestle S.A.                           Executive Vice President             Austria
                               Avenue Nestle 55                      Strategic Business Group 2
                               CH-1800 Vevey
                               Switzerland

 Jose Daniel                   Nestle S.A.                           Executive Vice President             Spain
                               Avenue Nestle 55                      Pharma & Cosmetics
                               CH-1800 Vevey                         Purchasing and Export
                               Switzerland

 Felix R. Braun                Nestle S.A.                           Executive Vice President             Switzerland
                               Avenue Nestle 55                      Zone 3
                               CH-1800 Vevey
                               Switzerland

 Timm F. Crull                 Nestle Holdings, Inc.                 Chairman of Nestle Holdings, Inc.    United States
                               c/o Nestle USA, Inc.
                               800 North Brand Boulevard
                               Glendale, CA  91203

 Michael W.O. Garrett          Nestle S.A.                           Executive Vice President             Austria/
                               Avenue Nestle 55                      Zone 2                               United Kingdom
                               CH-1800 Vevey
                               Switzerland

 Rupert Gasser                 Nestle S.A.                           Executive Vice President             Switzerland/
                               Avenue Nestle 55                      Strategic Business Group 1           Austria
                               CH-1800 Vevey
                               Switzerland

 Ramon Masip                   Nestle S.A.                           President and Chief Operating        Spain
                               Avenue Nestle 55                      Officer - Food
                               CH-1800 Vevey
                               Switzerland

 B.E. Suter                    Nestle S.A.                           Executive Vice President of          Switzerland
                               Avenue Nestle 55                      Nestec Ltd.
                               CH-1800 Vevey                         Research & Development
                               Switzerland

 Philippe H. Veron             Nestle S.A.                           Executive Vice President             France
                               Avenue Nestle 55                      Zone 1
                               CH-1800 Vevey
                               Switzerland

 Name                          Present Business Address              Present Principal Occupation         Citizenship
 ----                          ------------------------              ----------------------------         -----------
 Directors
 ---------

 Helmut Maucher                Nestle S.A.                           Chairman and Chief Executive         Germany
                               En Bergere                            Officer of Nestle S.A.
                               CH-1800 Vevey
                               Switzerland

 Rainer E. Gut                 Credit Suisse                         Chairman of the Board of Credit      Switzerland
                               P.O. Box                              Suisse
                               CH-8021 Zurich
                               Switzerland

 Fritz Leutwiler               Leutwiler and Partner AG              President of Leutwiler and           Switzerland
                               Genferstrasse 2                       Partner AG
                               CH-8002 Zurich
                               Switzerland

 Bruno de Kalbermatten         Bobst S.A.                            Chairman and Chief Executive         Switzerland
                               Case postale                          Officer of Bobst S.A.
                               CH-1001 Lausanne
                               Switzerland

 Fritz Gerber                  "Zurich" Compagnie d' Assurances      Chairman of the Board of "Zurich"    Switzerland
                               Mythenqual 2                          Compagnie d' Assurances
                               CH-8002 Zurich
                               Switzerland

 Pierre A. Lalive              University of Geneva                  Attorney and Professor at            Switzerland
                               20, rue Senebier                      University of Geneva
                               CH-1211 Geneve 12
                               Switzerland

 Jean-Pierre Meyers            L'Oreal                               Director of L'Oreal                  France
                               41, Rue Martre
                               F-92117 Clichy-Cedex
                               France

 Lucia Santa Cruz Sutil        Chilean Catholic University of        Professor of Modern History at       Chile
                               Santiago de Chile                     Chilean Catholic University of
                               El Rincon 12334                       Santiago de Chile
                               La Dehesa
                               Santiago de Chile

 Stephan Schmidheiny           Anova Holding S.A.                    Chairman of the Board of Anova       Switzerland
                               Hurdnerstrasse 10                     Holding S.A.
                               CH-8640 Hurden
                               Switzerland

 Vreni Spoerry                 Claridenstrasse 3                     Vice President Schweizer Verband     Switzerland
                               CH-8810 Horgen                        Volksdienst
                               Switzerland                           Member of Swiss Parliament

 Robert Studer                 U.B.S. Group                          President of the U.B.S. Group        Switzerland
                               Bahnhofstasse 45
                               CH-8001 Zurich
                               Switzerland

 Name                          Present Business Address              Present Principal Occupation         Citizenship
 ----                          ------------------------              ----------------------------         -----------
 Paul A. Volcker               James D. Wolfensohn Inc.              Chairman of James D.                 United States
                               599 Lexington Avenue                  Wolfensohn Inc.
                               New York, NY  10022

 Walter G. Frehner             Societe de Banque Suisse              Chairman of the Board of Societe     Switzerland
                               Aeschenplatz 6                        de Banque Suisse
                               CH-4002 Basel
                               Switzerland

 Peter Bockli                  Bockli & Thomann                      Law Professor and Lawyer at          Switzerland
                               Case postale 2348                     Bockli & Thomann
                               CH-4002 Basel
                               Switzerland

 David de Pury                 ABB Asea Brown                        Co-Chairman of the Board of ABB      Switzerland
                                 Boveri AG                           Asea Brown Boveri AG
                               Case postale 8131
                               CH-8050 Zurich
                               Switzerland

                                  EXHIBIT LIST



         No.     Description
         ---     -----------
         10.1    Stock and Warrant Purchase Agreement dated as of May 6, 1994 by and between Nestle Holdings, Inc. and
                 Dreyer's Grand Ice Cream, Inc. (Exhibit 2.1(1)).

         24      Power of Attorney

         99      Joint Filing Agreement dated as of June 16, 1994 by and between Nestle Holdings, Inc. and Nestle S.A.
                 relating to the filing of a joint statement on Schedule 13D.


         ____________________________

         (1) Incorporated by reference to the designated exhibit to the Issuer's Current Report on Form 8-K filed under Commission File No. 0-14190 on May 6, 1994.